Dicerna Pharmaceuticals, Inc. 87 Cambridgepark Drive Cambridge, Massachusetts 02140 617-621-8097 Fax: 617-252-0927 www.dicerna.com
March 31, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Alla Berenshteyn

Re:	Dicerna Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-202687

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dicerna Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement referred to above so that it may be declared effective at 4:00 p.m., Washington, D.C. time, on April 2, 2015, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

DICERNA PHARMACEUTICALS, INC.

By:	/s/ James E. Dentzer
Name:	James E. Dentzer
Title:	Chief Financial Officer